SECURITIES AND EXCHANGE COMMISSION

Release No. IC-31642; File No. 812-14469

The Royal Bank of Scotland plc, et al.; Notice of Application and Temporary Order

May 20, 2015

Agency: Securities and Exchange Commission ("Commission")

Action: Temporary order and notice of application for a permanent order under section

9(c) of the Investment Company Act of 1940 ("Act").

Summary of Application: Applicants have received a temporary order ("Temporary

Order") exempting them from section 9(a) of the Act, with respect to a guilty plea entered

on May 20, 2015, by the Royal Bank of Scotland plc ("RBS" or the "Settling Firm") in the

United States District Court for the District of Connecticut (the "District Court") in

connection with a plea agreement ("Plea Agreement") between the Settling Firm and the

United States Department of Justice ("DOJ"), until the Commission takes final action on

an application for a permanent order (the "Permanent Order," and with the Temporary

Order, the "Orders"). Applicants also have applied for a Permanent Order.

Applicants: RBS and Citizens Investment Advisors ("Citizens IA") (each an "Applicant"

and together, the "Applicants").

Filing Date: The application was filed on May 20, 2015.

Hearing or Notification of Hearing: An order granting the application will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to

the Commission's Secretary and serving Applicants with a copy of the request, personally

or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on June

15, 2015, and should be accompanied by proof of service on Applicants, in the form of an

affidavit, or for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: RBS: RBS, Gogarburn, PO Box 1000 Edinburgh, EH12 1HQ, Scotland; Citizens IA: c/o Citizens Bank, N.A., Mail Stop RC 03-30, One Citizens Plaza, Providence, Rhode Island 02903.

For Further Information Contact: Parisa Haghshenas, Senior Counsel, Vanessa M. Meeks, Senior Counsel, or Holly Hunter-Ceci, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a temporary order and a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   RBS is a company organized under the laws of Scotland and is a wholly-owned subsidiary of The Royal Bank of Scotland Group plc ("RBSG"). RBS and RBSG are international banking and financial services companies that provide a wide range of products and services to customers around the world. RBS and RBSG are both foreign banking organizations for purposes of Section 8 of the International Banking Act of 1978, as amended, and Subpart B of Regulation K, bank holding companies for purposes of the Bank Holding Company Act of 1956, as amended (the "BHC Act") and financial holding companies for purposes of the BHC Act. Citizens IA is a separately identifiable

department of Citizens Bank, N.A., which is an indirect subsidiary of RBSG and bank subsidiary of Citizens Financial Group, Inc.

2.   Citizens IA is an investment adviser registered under the Investment Advisers Act of 1940, as amended.   Citizens IA serves as investment sub-adviser to one management investment company registered under the Act (the "Fund"). No existing company of which the Settling Firm is an "affiliated person" within the meaning of section 2(a)(3) of the Act ("Affiliated Person") (other than Citizens IA as described above) currently serves as an investment adviser or depositor of any investment company registered under the Act ("RIC"), employees' securities company ("ESC") or investment company that has elected to be treated as a business development company under the Act ("BDC"), or principal underwriter for any open-end registered investment company under the Act ("Open-End Fund"), unit investment trust registered under the Act ("UIT"), or face-amount certificate company registered under the Act ("FACC") (such activities, "Fund Service Activities"), Applicants request that any relief granted by the Commission pursuant to the application also apply to any existing company of which the Settling Firm is an Affiliated Person and to any other company of which the Settling Firm may become an Affiliated Person in the future (together with the Applicants, the "Covered Persons") with respect to any activity contemplated by section 9(a) of the Act.[1]

3.   On May 20, 2015, the United States Department of Justice (the "Department of Justice") filed a one-count criminal information (the "Information") in the U.S. District Court for the District of Connecticut (the "District Court"). The Information charges that between approximately December 2007 and April 2010, the Settling Firm,

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[1]   The Applicants and other Covered Persons may, if the Orders are granted, in the future act in any of the capacities contemplated by Section 9(a) of the Act subject to the applicable conditions of the Orders.

through one of its euro/U.S. dollar ("EUR/USD") traders, entered into and engaged in a conspiracy to fix, stabilize, maintain, increase or decrease the price of, and rig bids and offers for, the EUR/USD currency pair exchanged in the foreign currency exchange spot market ("FX Spot Market") by agreeing to eliminate competition in the purchase and sale of the EUR/USD currency pair in the United States and elsewhere (the "Conduct") in violation of Title 15, United States Code, Section 1. The Conduct involved near daily conversations, some of which were in code, in an exclusive electronic chat room used by certain EUR/USD traders, including the EUR/USD trader employed by RBS.

4.   Pursuant to the Plea Agreement, the Settling Firm entered a plea of guilty (the "Guilty Plea") on May 20, 2015 in the District Court to the offense charged in the Information. In the Plea Agreement, the Settling Firm, among other things, agreed to a fine of $395 million. The Applicants expect that the District Court will enter a judgment against the Settling Firm (the "Judgment") that will require remedies that are materially the same as set forth in the Plea Agreement. The individual at the Settling Firm who was identified by the Settling Firm, RBSG or any U.S. or non-U.S. regulatory or enforcement agencies as being responsible for the Conduct has left RBS as of April 2010.   RBS and RBS Securities Inc. will also enter into a settlement with the Board of Governors of the Federal Reserve System to resolve certain findings by the Federal Reserve (the "Federal Reserve Order"). Additionally, RBS entered into a settlement with the U.S. Commodity Futures Trading Commission on November 11, 2014 to resolve certain findings by the CFTC (the "CFTC Order") and with the U.K. Financial Conduct Authority ("FCA") on November 11, 2014 to resolve certain findings by the FCA (the "FCA Order").

<u>Applicants' Legal Analysis</u>:

1.   Section 9(a)(1) of the Act provides, in pertinent part, that a person may not serve or act as an investment adviser or depositor of any registered investment company or a principal underwriter for any registered open-end investment company, registered unit investment trust, or registered face-amount certificate company, if such person within ten years has been convicted of any felony or misdemeanor, including those arising out of such person's conduct as a bank. Section 2(a)(10) of the Act defines the term "convicted" to include a plea of guilty. Section 9(a)(3) of the Act extends the prohibitions of section 9(a)(1) to a company any affiliated person of which has been disqualified under the provisions of section 9(a)(1). Section 2(a)(3) of the Act defines "affiliated person" to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person. The Settling Firm is an Affiliated Person of Citizens IA within the meaning of section 2(a)(3) of the Act. Therefore, the Applicants state that the Guilty Plea would result in a disqualification of the Applicants for ten years under section 9(a)(3) were they to act in any of the capacities listed in section 9(a) because they would become the subject of a conviction described in section 9(a)(1).

2.   Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the disqualification provisions of section 9(a) of the Act, either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that: (a) the prohibitions of section 9(a), as applied to the person, are unduly or disproportionately severe or (b) the conduct of the person has been such as not to make it against the public interest or the protection of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c) seeking a Temporary Order and a Permanent Order exempting the Applicants and other Covered

Persons from the disqualification provisions of section 9(a) of the Act. The Applicants and other Covered Persons may, if the relief is granted, in the future act in any of the capacities contemplated by section 9(a) of the Act subject to the applicable terms and conditions of the Orders.

3. Applicants believe they meet the standards for exemption specified in section 9(c). Applicants assert that (i) the scope of the misconduct was limited and did not involve the Adviser Applicant (as defined below) or Fund Service Activities, (ii) application of the statutory bar would impose significant hardships on the Fund and its shareholders, (iii) the prohibitions of section 9(a), if applied to the Adviser Applicant and other Covered Persons, would be unduly or disproportionately severe and (iv) the Conduct did not constitute conduct that would make it against the public interest or protection of investors to grant the exemption from section 9(a).

4. Applicants represent that the Conduct did not involve the Adviser Applicant nor did it involve any of the Applicants acting in the capacity of investment adviser, sub-adviser or depositor to any RIC, or in the capacity of principal underwriter for any Open-End Fund, UIT or FACC. Applicants represent that the Conduct similarly did not involve any RIC, Open-End Fund, UIT or FACC with respect to which the Applicants engaged in Fund Service Activities. Instead, a single employee, who was not employed by the Adviser Applicant or engaged in Fund Service Activities, was identified as being responsible for the Conduct. That employee is no longer employed, and will not be employed in the future, by the Applicants or any other Covered Person. Applicants assert that, in light of the limited scope of the Conduct, it would be unduly and disproportionately severe to impose a section 9(a) disqualification on the Applicants. Applicants further represent that depriving the Fund of the Adviser Applicant as its sub-adviser because of the

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activities of the Settling Firm would be an unduly severe result, both for the Adviser

Applicant's financial position and for the shareholders of the Fund, who would be deprived

of the knowledge and expertise of a key service provider. Applicants assert that the

conduct of the Applicants has not been such to make it against the public interest or the

protection of investors to grant the exemption from section 9(a).

5.   Applicants assert that the inability of the Applicant, i.e., Citizens IA, that

serves as investment sub-adviser to the Fund (the "Adviser Applicant") to continue

providing such services to the Fund would result in the Fund and its shareholders facing

potential hardship, as outlined in the application. Applicants assert that neither the

protection of investors nor the public interest would be served by permitting the

section 9(a) disqualifications to apply to the Adviser Applicant because those

disqualifications would deprive the Fund of the sub-advisory services that shareholders

expected the Fund would receive when they decided to invest in the Fund. Applicants also

assert that the prohibitions of section 9(a) could operate to the financial detriment of the

Fund and its shareholders, which would be an unduly and disproportionately severe

consequence given that the Adviser Applicant was not involved in the Conduct and that the

Conduct did not involve Fund Service Activities.

6.   Applicants assert that if the Adviser Applicant were barred under

section 9(a) from providing investment advisory services to the Fund and were unable to

obtain the requested exemption, the effect on its business and employees would be unduly

and disproportionately severe. Applicants state that the Adviser Applicant has committed

substantial capital and other resources to establishing expertise in sub-advising RICs.

Applicants further state that prohibiting the Adviser Applicant from engaging in Fund

Service Activities would not only adversely affect its business, but would also adversely affect its employees who are involved in these activities. Many of these employees could experience significant difficulties in finding alternative, fund-related employment. In addition, Applicants assert that if the Applicants or Covered Persons are unable to expand their businesses in the future because of the imposition of the section 9(a) disqualification, it could also have an adverse impact on their businesses.

7.   Applicants represent that: (i) none of the current or former directors, officers or employees of Citizens IA had any knowledge of, or had any involvement in, the Conduct; (ii) no current or former employee of the Settling Firm or of any other Covered Person who previously has been or who subsequently may be identified by the Settling Firm, or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct will have any involvement in providing Fund Service Activities on behalf of any Covered Person or will be an officer, director, or employee of any Applicants or of any other Covered Person; (iii) no employee of the Settling Firm or of any other Covered Person who was involved in the Conduct had any, or will have any future, involvement in the Covered Persons' activities in any capacity described in section 9(a) of the Act; and (iv) because the personnel of Citizens IA did not have any involvement in the Conduct, shareholders of the Fund were not affected any differently than if the Fund had received services from any other non-affiliated investment adviser or principal underwriter.

8.   Applicants have agreed that neither they nor any of the other Covered Persons will employ any of the current or former employees of Settling Firm or any Covered Person who previously have been or who subsequently may be identified by the Settling Firm, RBSG or any U.S. or non-U.S. regulatory or enforcement agency as having

been responsible for the Conduct without first making a further application to the Commission pursuant to section 9(c).

9.   Applicants have also agreed that each Applicant (and any Covered Person) will adopt and implement policies and procedures reasonably designed to ensure compliance with the terms and conditions of the Orders granted under section 9(c).

10.   In addition, the Settling Firm has agreed to comply in all material respects with the material terms and conditions of the Plea Agreement, the CFTC Order, the Federal Reserve Order, the FCA Order, or any other orders issued by regulatory or enforcement agencies addressing the Conduct. Applicants further state that RBS and its affiliates have undertaken certain remedial measures, as described in greater detail in the application. These include certain remedial measures as required by the Plea Agreement, the CFTC Order, the Federal Reserve Order, and the FCA Order, including improvements to the oversight, internal controls, compliance, risk management and audit programs for FX trading. Specifically, Applicants represent that RBSG and RBS have taken a number of steps to enhance its internal controls, policies and procedures relating to its FX activities. These changes, include, but are not limited to the following: restricting participation by traders in multi-bank chat rooms; prohibiting mobile communication devices on dealing floors; strengthening surveillance of electronic, audio and trade communications at FX desks; mandating regular training for all FX employees concerning appropriate trading behavior; enhancing policies, procedures and guidance related to market color, client orders and FX fix orders; and improving customer disclosures relating to and enhancing controls around FX fix orders.

11.   As a result, Applicants submit that granting an exemption as requested in the application would be consistent with the public interest and the protection of investors.

12.   To provide further assurance that the exemptive relief being requested

herein would be consistent with the public interest and the protection of the investors, the

Applicants agree that they will, as soon as reasonably practical, distribute to the board of

trustees ("Board") of the Fund written materials describing the circumstances that led to

the Guilty Plea, any impact on the Fund and the application. The written materials will

include an offer to discuss the materials at an in-person meeting with the Board of the

Fund, including the directors who are not "interested persons" of the Fund as defined in

section 2(a)(19) of the Act and their independent legal counsel as defined in rule 0-1(a)(6)

under the Act. The Applicants undertake to provide the Fund's Board with all information

concerning the Plea Agreement and the application necessary for the Fund to fulfill its

disclosure and other obligations under the federal securities laws and will provide it a copy

of the Judgment as entered by the District Court.

13.   Applicants state that certain of the Applicants and their affiliates have

previously received an order under section 9(c) of the Act, as the result of conduct that

triggered section 9(a), as described in greater detail in the application.

Applicants' Conditions:

Applicants agree that any order granted by the Commission pursuant to the

application will be subject to the following conditions:

1.   Any temporary exemption granted pursuant to the application shall be

without prejudice to, and shall not limit the Commission's rights in any manner with

respect to, any Commission investigation of, or administrative proceedings involving or

against, Covered Persons, including, without limitation, the consideration by the

Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

2.   Neither the Applicants nor any of the other Covered Persons will employ any of the current or former employees of the Settling Firm or any Covered Person who previously has been or who subsequently may be identified by the Settling Firm, RBSG or any U.S. or non-U.S. regulatory or enforcement agency as having been responsible for the Conduct, without first making a further application to the Commission pursuant to section 9(c).

3.   Each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders within 60 days of the date of the Permanent Order or, with respect to condition 4, such date as may be contemplated by the Plea Agreement, or the CFTC Order, the Federal Reserve Order, the FCA Order, or any other orders issued by regulatory or enforcement agencies addressing the Conduct.

4.   The Settling Firm will comply in all material respects with the material terms and conditions of the Plea Agreement, with the material terms of the CFTC Order, the Federal Reserve Order, the FCA Order or any other orders issued by regulatory or enforcement agencies addressing the Conduct.

5.   Applicants will provide written notification to the Chief Counsel of the Commission's Division of Investment Management with a copy to the Chief Counsel of the Commission's Division of Enforcement of a material violation of the terms and conditions of any of the Orders within 30 days of discovery of the material violation.

<u>Temporary Order</u>:

The Commission has considered the matter and finds that Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that the Applicants and any other Covered Persons are granted a temporary exemption from the provisions of section 9(a), solely with respect to the guilty plea entered into pursuant to the Plea Agreement, subject to the representations and conditions in the application, from May 20, 2015 until the Commission takes final action on their application for a permanent order.

By the Commission.

Jill M. Peterson
Assistant Secretary